UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
_________________

SL INDUSTRIES, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
_________________

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)
_________________

784413106
(CUSIP Number of Class of Securities)
_________________

William T. Fejes
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam W. Finerman, Esq.
c/o Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2289
_________________

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$20,000,000	$2,324.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the aggregate maximum value of shares being purchased.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per $1,000,000 of Transaction Value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,324.00	Filing Party: SL Industries, Inc.
Form of Registration No.: SC TO-I	Date Filed: March 27, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 27, 2015 (the “Schedule TO”), which relates to the offer by SL Industries, Inc., a Delaware corporation (“SL Industries” or the “Company”), to purchase up to 512,820 shares of its common stock, par value $0.20 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $42.00 nor less than $39.00 per Share, net to the seller in cash, without interest.  The Company will select the lowest purchase price (in multiples of $0.25) within such price range that will allow it to purchase the maximum number of Shares having an aggregate purchase price not exceeding $20 million, or such fewer number of Shares as are properly tendered and not properly withdrawn.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated March 27, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

The information contained in the Offer to Purchase and in the related Letter of Transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein.  You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Amended Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

The Offer expired at 12:00 Midnight, New York City time, on April 23, 2015. Based on a preliminary count, we have been advised by the depositary that 160,334 shares of our common stock (including shares of common stock delivered pursuant to guaranteed deliveries) were properly tendered and not withdrawn in the Offer. In accordance with the terms of the Offer, we expect to purchase up to 160,334 shares at a purchase price of $42.00 per share.  On April 24, 2015, we issued a press release announcing the preliminary results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(ii) to this Amendment to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Description of Document

(a)(5)(ii)	Press release issued by SL Industries, Inc., dated April 24, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

	By:	/s/ Louis J. Belardi
		Name:	Louis J. Belardi
		Title:	Chief Financial Officer

Dated: April 24, 2015

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(i)*	Offer to Purchase, dated March 27, 2015.
(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 27, 2015.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 27, 2015.
(a)(1)(vi)*	Letter to Stockholders of SL Industries, Inc., dated March 27, 2015.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release issued by SL Industries, Inc., dated March 27, 2015.
(a)(5)(ii)	Press release issued by SL Industries, Inc., dated April 24, 2015.
(b)(1)
Credit Agreement, dated August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.3 to the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2012.

(b)(2)
Amendment to Credit Agreement, dated March 11, 2013, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 12, 2013.

(b)(3)
Second Amendment and Joinder to Credit Agreement and to Security Agreement, dated June 20, 2013, by and among the Company, subsidiaries of the Company, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, subsidiaries of the Company, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 20, 2013.

(b)(4)
Third Amendment and Joinder to Credit Agreement and to Security Agreement, dated September 15, 2014, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, further amending the Credit Agreement and the Security Agreement entered into as of August 9, 2012, by and among the Company, the subsidiaries of the Company, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s report on Form 10-Q for the fiscal quarter ended September 30, 2014.

(b)(5)
Fourth Amendment to Credit Agreement, dated March 25, 2015, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto.  Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2015.

(c)	Not applicable.
(d)(1)
Employment Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr.  Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010.

(d)(2)
Letter Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010.

(d)(3)
2008 Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-196403), filed with the Securities and Exchange Commission on May 30, 2014.

Exhibit Number	Description of Document
(d)(4)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated March 5, 2013. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(d)(5)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated March 27, 2014. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(d)(6)
Stock Option Agreement, dated March 27, 2014, between SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2014.

(d)(7)
Stock Option Agreement, dated March 27, 2014, between SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.3 to the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2014.

(d)(8)
Form of 2014 Restricted Shares Agreement, dated May 12, 2014, between the Company and each director of the Company. Form of Restricted Shares Agreement incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-196403), filed with the Securities and Exchange Commission on May 30, 2014.

(d)(9)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated February 26, 2015. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously Filed